UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): April 10, 2023 (April 7, 2023)

LIV CAPITAL ACQUISITION CORP. II

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41269	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Torre Virreyes Pedregal No. 24, Piso 6-601 Col. Molino del Rey Mexico, CDMX	11040
(Address of principal executive offices)	(Zip Code)

+52 55 1100 2470

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share and three-quarters of One Redeemable Warrant	LIVBU	The Nasdaq Stock Market LLC
Class A Ordinary Share, par value $0.0001 per share	LIVB	The Nasdaq Stock Market LLC
Redeemable Warrants, each warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	LIVBW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On April 7, 2023, LIV Capital Acquisition Corp. II, a Cayman Islands exempted company (“LIVB”), Covalto Ltd., a Cayman Islands exempted company (“Covalto”), and Covalto Merger Sub Ltd., a Cayman Islands exempted company and direct, wholly-owned subsidiary of Covalto (“Merger Sub”), entered into a Second Amendment to Business Combination Agreement (the “Second BCA Amendment”) to amend the previously announced Business Combination Agreement dated August 17, 2022, as previously amended by the First Amendment to Business Combination Agreement dated September 16, 2022, by and among LIVB, Covalto and Merger Sub (the “Original Business Combination Agreement” and as amended by the Second BCA Amendment, the “Business Combination Agreement”). Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings ascribed to them in the Business Combination Agreement.

The Business Combination Agreement provides for a series of transactions, pursuant to which, among other things, Merger Sub will be merged with and into LIVB, with LIVB being the surviving entity in the Merger (as defined below) and continuing (immediately following the Merger) as a direct wholly-owned subsidiary of Covalto, on the terms and subject to the conditions set forth therein (the “Merger”, and together with the other transactions contemplated by the Business Combination Agreement, the “proposed business combination”).

The Second BCA Amendment amends the Original Business Combination Agreement to:

(1)	Amend the definition of the LIVB Class A Ordinary Shares to include LIVB Class A Ordinary Shares converted from LIVB Class B Ordinary Shares prior to the consummation of the Merger;

(2)	Provide that LIVB Class A Ordinary Shares converted from LIVB Class B Ordinary Shares will not be entitled to receive any funds from the Trust Account;

(3)	Amend the exclusivity provision such that, during the Interim Period, Covalto shall not, nor shall Covalto direct or permit any of its affiliates or representatives to take, whether directly or indirectly, (i) any action to solicit, initiate or engage in discussions or negotiations with, or enter into any agreement with, or encourage, or provide information to, any special purpose acquisition company or similar “blank check company” (other than LIVB or any of its affiliates or representatives) concerning any Acquisition Transaction or (ii) any action to undertake an initial public offering of any equity securities of Covalto or any of its subsidiaries (or any affiliate or successor of Covalto or any of its subsidiaries);

(4)	Require LIVB to file with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement (the “Extension Proxy Statement”) (i) soliciting proxies from LIVB’s shareholders for a meeting of LIVB’s shareholders (the “Extension Meeting”) to approve, among other things, the extension of the date by which LIVB must consummate an initial business combination from May 10, 2023 to February 10, 2024 (the “Extension”), and (ii) providing the LIVB’s shareholders with the opportunity to redeem their LIVB Class A Ordinary Shares in connection therewith;

(5)	Require Covalto, after the approval of the Extension by the LIVB shareholders, to deposit or cause to be deposited into the Trust Account the lesser of (i) $135,000 or (ii) an aggregate of $0.035 per public LIVB Class A Ordinary Share (other than any LIVB Class A Ordinary Share converted from a LIVB Class B Ordinary Share) that remains outstanding and is not redeemed in connection with the Extension, in each case for each month commencing on May 10, 2023 until the earlier of (i) the termination of the Business Combination Agreement in accordance with the termination provisions therein, or (ii) the month commencing on January 10, 2024 (but including a deposit for such month) (the “Extension Period” and such deposit, the “Extension Contribution”);

(6)	Require Covalto to reimburse LIVB for (i) the reasonable and documented, out-of-pocket administrative expenses actually incurred by LIVB after April 7, 2023 subject to a cap of an amount equal to $25,000 multiplied by the number of months of the Extension Period (the “Administrative Expenses”), and (ii) accrued fees, costs and expenses incurred in connection with the Extension Proxy Statement, the Extension Meeting and the Extension Contribution up to $100,000 (the “Extension Expenses” and together with the Administrative Expenses, the “Expenses”);

(7)

Provide for Covalto’s right to terminate the Business Combination Agreement, at any time and at its sole discretion, by written notice to LIVB, subject to Covalto’s accrued payment obligations for the Extension Contribution and the Expenses;

(8)

Revise the definition of the Termination Fee to provide LIVB the option, in the event that Covalto chooses to pay the Termination Fee in the form of the Fee Shares, to elect to receive, as the Termination Fee, the option of (i) the Fee Shares or (ii) both (a) 820,000 Covalto shares and (b) reimbursement for up to fifty percent (50%) of the reasonable and documented LIVB Expenses actually paid by or on behalf of LIVB as of the termination date, subject to a cap of $1,500,000 in the aggregate and other restrictions on the timing of such reimbursement;

(9)	Require Covalto to pay to LIVB the Termination Fee in the event that the Business Combination Agreement is terminated by (i) LIVB as a result of Covalto’s failure to perform its obligations and covenants under the Business Combination Agreement, including Covalto’s failure to timely pay to LIVB the Extension Contribution or the Administrative Expenses, (ii) Covalto pursuant to its right to terminate the Business Combination, at any time at its sole discretion, by written notice to LIVB, subject to its payment obligations for the Extension Contribution and the Expenses, or (iii) LIVB or Covalto if the closing of the proposed business combination fails to occur by the Termination Date, provided that the right to terminate will not be available to any party whose breach of any provision in the Business Combination Agreement primarily causes or results in the failure of the Merger to be consummated by such time;

(10)	Provide that the regulatory approval of a certain Mexican regulatory authority shall be deemed to have been obtained for purposes of the closing conditions to the extent the Mandatorily Convertible Note issued by the Anchor Investor has been converted; and

(11)	Extend the Termination Date from May 10, 2023 to February 10, 2024, and eliminate the right of LIVB and Covalto to extend the Termination Date by mutual written consent for an additional 3-month period.

The foregoing description of the Second BCA Amendment is subject to and qualified in its entirety by reference to the full text of the Second BCA Amendment, a copy of which is attached as Exhibit 2.2 hereto. The Business Combination Agreement provides investors with information regarding its terms and is not intended to provide any other factual information about the parties. In particular, the assertions embodied in the representations and warranties contained in the Business Combination Agreement were made as of the execution date of the Business Combination Agreement only and are qualified by information in confidential disclosure schedules provided by the parties in connection with the signing of the Business Combination Agreement. These disclosure schedules contain information that modifies, qualifies, and creates exceptions to the representations and warranties set forth in the Business Combination Agreement, which, while they may be material to the parties to the Business Combination Agreement, LIVB believes are not material to investors’ understanding of such representations and warranties. Moreover, certain representations and warranties in the Business Combination Agreement may have been used for the purpose of allocating risk between the parties rather than establishing matters of fact. Accordingly, you should not rely on the representations and warranties in the Business Combination Agreement as characterizations of the actual statements of fact about the parties.

Additional Information About the Proposed Business Combination and Where to Find It

This Current Report on Form 8-K does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Covalto filed an Amendment No. 1 to Registration Statement on Form F-4 (Commission file number 333-269106) with the SEC on February 17, 2023 (the “Registration Statement”) relating to the proposed business combination that includes a proxy statement of LIVB and a prospectus relating to the offer of the securities to be issued to LIVB’s and Covalto’s shareholders in connection with the completion of the proposed business combination. The Registration Statement has not been declared effective by the SEC. When available, the definitive proxy statement/prospectus and other relevant materials will be sent to all LIVB shareholders as of a record date to be established for voting on the proposed business combination. LIVB’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto in the Registration Statement and, when available, the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about Covalto, LIVB and the proposed business combination. Covalto and LIVB also will file other documents regarding the proposed business combination with the SEC. Promptly after the Registration Statement is declared effective by the SEC, LIVB intends to mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the proposed business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting decision, investors and securities holders of LIVB are urged to carefully read the Registration Statement, the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by LIVB and Covalto in connection with the proposed business combination as they become available because they will contain important information about LIVB, Covalto and the proposed business combination.

Investors and securities holders will be able to obtain free copies of the Registration Statement and all other relevant documents filed or that will be filed with the SEC by LIVB and Covalto through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by LIVB and Covalto may be obtained free of charge by directing a request to Torre Virreyes, Pedregal No. 24, Piso 6-601, Col. Molino del Rey México, CDMX, 11040.

Participants in Solicitation

LIVB, Covalto and certain of their respective directors and officers may be deemed to be participants in the solicitation of proxies from LIVB’s shareholders in connection with the proposed business combination. Information about LIVB’s directors and executive officers and their ownership of LIVB’s securities is set forth in LIVB’s filings with the SEC, including LIVB’s final prospectus filed with the SEC on February 9, 2022 in connection with its initial public offering (“LIVB’s IPO Prospectus”). To the extent that such persons’ holdings of LIVB’s securities have changed since the amounts disclosed in LIVB’s IPO Prospectus, such changes have been or will be reflected on Statements of Change in Ownership on the Registration Statement filed with the SEC by Covalto. Additional information regarding the names and interests in the proposed business combination of LIVB’s respective directors and officers and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/prospectus contained in the Registration Statement regarding the proposed business combination and the definitive proxy statement/prospectus when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside LIVB’s and Covalto’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the approvals, timing, and ability to complete the proposed business combination; (2) the benefits of the proposed business combination, including future financial and operating results of the combined company; (3) the impact of COVID-19 or other adverse public health developments; (4) costs related to the proposed business combination; (5) changes in applicable laws or regulations; (6) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (7) the risk that the proposed transaction disrupts current plans and operations of Covalto as a result of the announcement and consummation of the transactions described herein; (8) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the business combination agreement; and (9) those factors discussed in LIVB’s IPO Prospectus, the Quarterly Report on Form 10-Q for the period ended September 30, 2022, under the heading “Risk Factors” filed with the SEC on November 18, 2022, and other documents of LIVB filed, or to be filed, with the SEC, including the proxy statement/prospectus to be filed on Form F-4 with the SEC and as indicated from time to time in LIVB and Covalto’s respective filings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither LIVB nor Covalto presently know or that LIVB and Covalto currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect LIVB’s and Covalto’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. LIVB and Covalto anticipate that subsequent events and developments will cause LIVB’s and Covalto’s assessments to change. However, while LIVB and Covalto may elect to update these forward-looking statements at some point in the future, LIVB and Covalto specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing LIVB’s and Covalto’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of LIVB or Covalto, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or exemptions therefrom.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
2.2	Second Amendment to Business Combination Agreement, dated as of April 7, 2023, by and among LIVB Capital Acquisition Corp. II, Merger Sub and Covalto Ltd.
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LIV CAPITAL ACQUISITION CORP. II

By:	/s/ Alexander R. Rossi
Name:	Alexander R. Rossi
Title:	Chief Executive Officer and Chairman

Date: April 10, 2023